SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2002
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Announces
Planned Closing of Call Center in Hawaii

Closing Expected to Generate Annual Savings of €3 million

Denver, Colorado and Montpellier, France – November 4, 2002 — Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world’s leading conferencing specialist, announced today the planned closing of its call center in Hawaii. The call center will be closed by the end of the year and its call volumes will be transitioned to other call centers.

As previously reported the Company successfully completed a consolidation plan by closing three of its six call centers in North America in an effort to provide higher levels of customer service and improve operating efficiencies as customers converted from operator-assisted to automated calling services. After further review by management of customer conversion trends and management’s continuing effort to improve operating efficiencies, it was determined that additional cost savings could be obtained without affecting the quality of customer service by closing another call center.

François Legros, Chairman and Chief Executive Officer, stated, “This call center closing is the result of the significantly greater than anticipated conversion of our customers to our automated services and a further step in our continuing efforts to drive efficiencies at the company. As an example of our improving productivity metrics, Genesys will provide its customers in fiscal 2002 with about 1.2 billion conferencing minutes with about 1,200 employees versus 600 million minutes with about 1,700 employees in May 2001, immediately after the acquisitions of Vialog and Astound.”

The closing of the Hawaii call center is expected to generate approximately €3.0 million in annual cost savings. Management estimates the related costs to close the call center will be approximately €1.9 million which will be recognized in the fourth quarter. This charge will include employee severance, facility lease commitments, write-off of certain assets, and other related costs associated with exiting the facility. The net cash impact of the consolidation is expected to be immaterial in the short-term as a result of the savings generated. The closing costs to be recognized in the fourth quarter will be partially offset by a reversal of approximately €1.6 million of the amount previously accrued in the first quarter of 2002 as part of the Company’s call center consolidation reserve, reflecting lower than anticipated expenses associated with the previous consolidations.

Legros concluded, “We believe Genesys’ lower cost levels combined with our size and worldwide presence will further position the company as a formidable leader in the conferencing market. We are committed to continue to cut additional costs where such efforts do not sacrifice quality of service as we seek further productivity improvements.”

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form 20-F which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing’s ordinary shares are listed on the Nouveau Marché in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com

Contacts:
Michael E. Savage
Executive Vice President & Chief Financial Officer
Direct Line: +33 4 99 13 27 34
mike.savage@genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 2002

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer